UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: August 10, 2023

Worthy Community Bonds, Inc.

(Exact name of issuer as specified in its charter)

85-1714241

(I.R.S. Employer Identification Number)

One Boca Commerce Center, 551 NW 77th Street, Suite 212, Boca Raton, FL 33487

(Full mailing address of principal executive office)

(561) 288-8467

(Issuer’s telephone number, including area code)

Item 3(a). Material Modification to Rights of Securityholders

Worthy Community Bonds, Inc. (the “Company”) has approved an increase to the interest rate of its bonds from 5.5% (5.73% APY) to 5.75% (6% APY) for the six month period from August 15, 2023 to February 14, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Community Bonds, Inc.

August 10, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

August 10, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Director, Chief Executive Officer, principal executive officer

August 10, 2023	By:	/s/ Alan Jacobs
Alan Jacobs Director, Executive Vice President and Chief Operating Officer, principal financial and accounting officer